UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Third Quarter 2015 Financial Results".

The financial statements tables included in the press release (pages 5-7 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2015	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Reports Third Quarter 2015 Financial Results

Improved Sales Mix Drives Net Income Above Guidance

Rehovot, Israel, October 27, 2015 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported its 2015 third quarter results. The company closed the acquisition of ReVera on April 2, 2015. Accordingly, the company’s third quarter results include the contribution of ReVera, with no similar contribution in periods before the acquisition date.

Quarterly Highlights:
•	Quarterly revenues of $40.4 million, in-line with guidance, up 48% year-over-year and essentially unchanged on a sequential basis compared to Q2 2015
•	Non-GAAP net income of $6.3 million, or $0.23 per diluted share, exceeding guidance. Up 64% year-over-year and up 17% sequentially compared to Q2 2015
•	Balanced sales mix, benefitting from strong service and software revenues, contributes to margin expansion and increased profitability
•	Solid Foundry contribution with multiple competitive wins in multiple technology nodes
•	The acquisition of ReVera continues to expand Nova’s addressable market and leading to further customers diversification

GAAP Results ($K)
	Q3 2015	Q2 2015	Q3 2014
Revenues	$40,446	$40,552	$27,350
Net Income	$5,437	$2,150	$3,269
Earnings per Diluted Share	$0.20	$0.08	$0.12
NON-GAAP Results ($K)
	Q3 2015	Q2 2015	Q3 2014
Net Income	$6,316	$5,402	$3,854
Earnings per Diluted Share	$0.23	$0.20	$0.14

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, all adjustments of deferred tax assets and liabilities, stock-based compensation expenses and acquisition related expenses.

Management Comments

“This was another strong quarter for Nova, with revenues in-line with our guidance and profitability that exceeded our guidance,” commented Eitan Oppenhaim, President and CEO of Nova. “Our quarterly results benefited from a diverse mix of revenues, including elevated levels of software and service revenues, which drove better margins and profitability. During the quarter we continued to solidify our position in the Foundry segment with our advanced portfolio, achieving several wins in multiple advanced sites. With these solid results we expect to deliver a third consecutive year of record revenue in 2015, reinforcing our strategic plans to continue our profitable growth. This achievement is the result of a well-executed plan to strengthen our market position while diversifying our customer base and product mix.”

Mr. Oppenhaim continued, “During 2015 we have built a solid platform, which is based on a broader customer base and a unique offering that can continue driving our long-term profitable growth while navigating through interim industry cycles.”

2015 Third Quarter Results

Total revenues for the third quarter of 2015 were $40.4 million, similar to the second quarter of 2015 and an increase of 48% relative to the third quarter of 2014.

Gross margin for the third quarter of 2015 was 56%. This is compared with 47% in the second quarter of 2015 and compared with 54% in the third quarter of 2014.

Operating expenses in the third quarter of 2015 were $17.4 million. This is compared with $18.7 million in the second quarter of 2015 and compared to $11.5 million in the third quarter of 2014.

On a GAAP basis, the company reported net income of $5.4 million, or $0.20 per diluted share, in the third quarter of 2015. This compares with net income of $2.2 million, or $0.08 per diluted share, in the second quarter of 2015. The company reported net income of $3.3 million, or $0.12 per diluted share, in the third quarter of 2014.

On a Non-GAAP basis, which excludes amortization of acquired intangible assets, adjustments of deferred tax assets, stock-based compensation expenses and acquisition related expenses, the company reported net income of $6.3 million, or $0.23 per diluted share, in the third quarter of 2015. This compares sequentially to net income of $5.4 million, or $0.20 per diluted share, in the second quarter of 2015, and to net income of $3.9 million, or $0.14 per diluted share, in the third quarter of 2014.

2015 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2015. Based on current estimates, management expects:

•	$37 million to $41 million in revenue

•	$0.11 to $0.20 in diluted non-GAAP EPS

•	$0.08 to $0.17 in diluted GAAP EPS

Conference Call Information

Nova will host a conference call on October 27, 2015, at 4:30 p.m. Eastern Time, to discuss the financial results, market trends and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number:  1-888-430-8691
ISRAEL Dial-in Number:  1809-24-5906
INTERNATIONAL Dial-in Number:  1-719-325-2469
At:
4:30 p.m. Eastern Time
1:30 p.m. Pacific Time
10:30 p.m. Israeli Time

Please reference conference ID 5999414.

The conference call will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instruments Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state of the art, high performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s holistic approach and complete suite of products, which combines high-precision hardware and cutting-edge software, support the development and production of the most advanced devices in today’s high-end semiconductor market. Our technical innovation and market leadership enable customers to improve their process performance, products yields and time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

This press release provides financial measures that exclude non-cash charges for amortization of acquired intangible assets, all adjustments of deferred tax assets and liabilities, stock-based compensation expenses and acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated benefits, growth opportunities and other events relating to the acquisition of ReVera Incorporated, projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: the ability to recognize benefits of the acquisition; risks that the acquisition disrupts current plans and operations; and impact of the acquisition on relationships with customers, distributors and suppliers. Factors that may affect our results, performance, circumstances or achievements also include, but are not limited to, the following: our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on February 25, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	September 30, 2015	December 31, 2014 (Audited)
ASSETS
Current assets
Cash and cash equivalents	25,030	13,649
Short-term interest-bearing bank deposits	59,253	107,289
Held for trading securities	1,982	1,995
Trade accounts receivable	23,343	15,566
Inventories	28,029	16,107
Deferred tax assets	1,599	142
Other current assets	3,760	3,097

Total current assets	142,996	157,845

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	12,074	1,654
Severance pay funds	1,513	1,580
Property and equipment, net	10,544	11,450
Identifiable intangible assets, net	19,335	-
Goodwill	14,657	-

Total long-term assets	58,873	15,434

Total assets	201,869	173,279

LIABLITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	12,909	11,568
Deferred revenues	7,746	3,022
Deferred tax liabilities	1,331	-
Other current liabilities	16,403	12,606

Total current liabilities	38,389	27,196

Long-term liabilities
Deferred tax liabilities	6,403	-
Liability for employee severance pay	2,433	2,465
Deferred revenues	-	36

Total long-term liabilities	8,836	2,501

Shareholders' equity	154,644	143,582

Total liabilities and shareholders’ equity	201,869	173,279

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Revenues:
Products	30,412	20,157	80,597	74,948
Services	10,034	7,193	27,895	19,847
Total revenues	40,446	27,350	108,492	94,795

Cost of revenues:
Products	12,610	8,543	34,592	32,390
Services	5,189	3,975	15,219	12,254
Amortization of acquired intangible assets in cost of products	13	-	2,455	-
Total cost of revenues	17,812	12,518	52,266	44,644

Gross profit	22,634	14,832	56,226	50,151

Operating expenses:
Research and Development expenses, net	10,974	7,510	28,877	21,563
Sales and Marketing expenses	4,228	2,888	11,294	9,799
General and Administration expenses	1,613	1,096	4,250	3,476
Acquisition related expenses	-	-	2,655	-
Amortization of acquired intangible assets	570	-	1,139	-
Total operating expenses	17,385	11,494	48,215	34,838

Operating income	5,249	3,338	8,011	15,313

Financing income, net	94	20	459	397

Income before tax on income	5,343	3,358	8,470	15,710

Income tax expenses (benefit)	(94)	89	(2,094)	349

Net income for the period	5,437	3,269	10,564	15,361

Earnings per share:
Basic	0.20	0.12	0.39	0.56
Diluted	0.20	0.12	0.38	0.55

Shares used for calculation of earnings per share:
Basic	27,172	27,496	27,224	27,506
Diluted	27,481	27,780	27,507	27,920

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cash flows from operating activities:

Net income for the period	5,437	3,269	10,564	15,361

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	1,103	1,072	3,309	2,946
Amortization of acquired intangible assets	583	-	3,594	-
Amortization of deferred stock-based compensation	778	620	1,908	1,614
Decrease (increase) in liability for employee termination benefits, net	(49)	(77)	35	(29)
Deferred tax assets, net	(482)	(35)	(2,969)	(84)
Loss on securities	81	-	13	-
Decrease (increase) in trade accounts receivable	(1,873)	3,330	(6,256)	5,173
Decrease (increase) in inventories	(1,431)	1,963	(2,694)	1,291
Decrease (increase) in other current assets	(459)	1,254	(502)	794
Increase (decrease) in trade accounts payable and other long-term liabilities	(2,428)	(3,207)	135	(6,712)
Increase in other current liabilities	1,964	56	2,646	502
Increase (decrease) in short and long term deferred revenues	4,132	(1,906)	3,289	424

Net cash provided by operating activities	7,356	6,339	13,072	21,280

Cash flow from investment activities:

Decrease (increase) in short-term interest-bearing bank deposits	(450)	(8,458)	48,036	(20,442)
Decrease in short-term available for sale securities	-	18	-	-
Acquisition of subsidiary, net of acquired cash	-	-	(45,344)	-
Additions to property and equipment	(644)	(1,788)	(2,168)	(3,541)

Net cash provided by (used in) investment activities	(1,094)	(10,228)	524	(23,983)

Cash flows from financing activities:

Purchases of treasury shares	(2,913)	(3,173)	(4,302)	(4,276)
Shares issued under employee stock-based plans	138	312	2,087	2,586

Net cash used in financing activities	(2,775)	(2,861)	(2,215)	(1,690)

Increase (decrease) in cash and cash equivalents	3,487	(6,750)	11,381	(4,393)
Cash and cash equivalents – beginning of period	21,543	19,899	13,649	17,542
Cash and cash equivalents – end of period	25,030	13,149	25,030	13,149

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage) - (Unaudited)

	Three months ended
	September 30, 2015	June 30, 2015	September 30, 2014

GAAP cost of revenues	17,812	21,383	12,518
Amortization of acquired intangible assets in cost of products	(13)	(2,442)	-
Stock-based compensation in cost of products	(109)	(89)	(103)
Stock-based compensation in cost of services	(62)	(46)	(37)
Non-GAAP cost of revenues	17,628	18,806	12,378

GAAP gross profit	22,634	19,169	14,832
Gross profit adjustments	184	2,577	140
Non-GAAP gross profit	22,818	21,746	14,972
GAAP gross margin as a percentage of revenues	56%	47%	54%
Non-GAAP gross margin as a percentage of revenues	56%	54%	55%

GAAP operating expenses	17,385	18,695	11,494
Stock-based compensation in Research and Development	(318)	(254)	(253)
Stock-based compensation in Sales and Marketing	(205)	(166)	(136)
Stock-based compensation in General and Administrative	(84)	(58)	(91)
Acquisition related expenses	-	(1,549)	-
Amortization of acquired intangible assets	(570)	(569)	-
Non-GAAP operating expenses	16,208	16,099	11,014
Non-GAAP operating income	6,610	5,647	3,958
GAAP operating margin as a percentage of revenues	13%	1%	12%
Non-GAAP operating margin as a percentage of revenues	16%	14%	14%

GAAP tax on income	(94)	(1,522)	89
Deferred tax assets adjustments, net	482	1,921	35
Non-GAAP tax on income	388	399	124

GAAP net income	5,437	2,150	3,269
Amortization of acquired intangible assets	583	3,011	-
Stock-based compensation expenses	778	613	620
Deferred tax assets adjustments, net	(482)	(1,921)	(35)
Acquisition related expenses	-	1,549	-
Non-GAAP net income	6,316	5,402	3,854

GAAP basic earnings per share	0.20	0.08	0.12
Non-GAAP basic earnings per share	0.23	0.20	0.14

GAAP diluted earnings per share	0.20	0.08	0.12
Non-GAAP diluted earnings per share	0.23	0.20	0.14

Shares used for calculation of earnings per share:
Basic	27,172	27,291	27,496
Diluted	27,481	27,677	27,780